February 21, 2006
Room 4561
via fax (813 273-0148

Mr. Michael Kipphut
Senior VP & CFO
Sykes Enterprises, Inc.
400 N. Ashley Drive
Tampa, FL 33602

Re: Sykes Enterprises, Inc.
 Form 10-K for Fiscal Year Ended December 31, 2004
 Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30,
2005 and September 30, 2005
 File No. 000-28274

Dear Mr. Kipphut,

    We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

Sincerely,

    Kathleen Collins
    Accounting Branch Chief